

Issuer Free Writing Prospectus dated November 21, 2024
Filed Pursuant to Rule 433
Registration Nos. 333 -255424 and 333-271262

Belpointe OZ NYSE American: OZ

# Belpointe OZ Investment Deck

November 2024

# Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of Belpointe PREP, LLC ("Belpointe OZ," "we," "us" or "our") with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond our control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.

The information contained in this presentation is intended to be a general overview for illustrative and discussion purposes only, is as of November 2024 (unless otherwise noted), and is subject to change without notice. Information contained on our websites and on any other websites linked to in this presentation, does not constitute a part of this presentation.  Nothing herein constitutes investment, legal, accounting or tax advice, or a recommendation to buy, sell or hold a security. This material is not intended as a formal research report and should not be relied upon as a basis for making an investment decision. See the Important Information and Qualifications at the end of this presentation, which are an important part of this presentation.

# Company Overview

Belpointe PREP, LLC (“Belpointe OZ,” “we,” “us” or “our”) (NYSE American: OZ) is actively developing a portfolio of multifamily and mixed-use projects in strategically selected opportunity zone markets with long-term growth potential throughout the U.S. As a leading qualified opportunity fund (“QOF”), we currently own 15 assets. With one project in the lease-up phase, and another expected to begin leasing in 2025. We intend to continue to invest in our development pipeline, including by pursuing new development projects, pre-TCO (temporary certificate of occupancy) acquisitions, and stabilized asset acquisitions — a strategy unique to Belpointe OZ.

We are currently the only QOF to be listed on a national securities exchange (NYSE American: OZ) which means that our investors have multiple ways to buy our Class A units (directly from Belpointe OZ or in the market) as well as the ability to control when they sell our Class A units.

Eligible investors can defer recognition of capital gains (short-term or long-term) by reinvesting those gains into Belpointe OZ Class A units within 180 days of recognition. In addition, if held for 10 or more years up to 2047, investors can also elect to increase the tax basis of their Class A units and will pay zero federal tax on appreciation as well as eliminate depreciation recapture. Most states also conform to federal opportunity zone regulations, offering further state tax benefits.

Further, we are taxed as a publicly traded partnership and any taxable income generated from our portfolio can be offset by depreciation.

# The Opportunity

## 1 Near-Term Revenue Potential

Belpointe OZ provides investors with the opportunity to invest in a QOF that already has a prime asset leasing up, offering the potential for near-term revenue generation. Unlike other QOFs, that are raising capital for projects still in early development stages, having an asset in the lease-up phase mitigates construction risk and can accelerate the timeline for potential returns.

## 2 Reduced Construction Risk

In addition to an asset in the lease-up phase, Belpointe OZ's second luxury asset is well on its way to completion. This means investors are not exposed to the full cycle of construction risk.

## 3 Discount to NAV

As of November 14, 2024, Belpointe OZ's Class A units are trading at a discount to its most recently disclosed quarterly net asset value ("NAV").[1]

## 4 A Unique Position in the QOF Market

No other QOF offers this combination of near-term revenue from leasing, an advanced construction project, and a discount to NAV. Most funds are only raising capital for projects still in early-stage development, making Belpointe OZ a distinct investment option.

For footnoted information, please refer to slide 17.

# About Belpointe

Our sponsor, Belpointe, LLC (“Belpointe”), was established in 2001 as a family office and investment firm. Over the years, Belpointe has expanded to over 13 lines of business, including a financial asset management firm with more than $5 billion in assets under management, legal services, insurance, real estate services, and more. Combined, the firm has over 200 professionals operating in offices across the country. Belpointe is headquartered in Greenwich, CT.

| 13+ | $5B+ | 200+ | 5 |
|---|---|---|---|
| Lines of Business | Assets Under Management [2] | Professionals Nationwide | Offices across the country |

For footnoted information, please refer to slide 17.

# About Belpointe's Real Estate Group

Belpointe's Real Estate Group is led by a seasoned team with extensive experience from some of the nation's top financial institutions and multifamily investment firms such as AvalonBay® and Greystar®.

Belpointe is fully integrated with real estate development, construction and management in-house, specializing in multifamily investment strategies, specifically in ground-up construction.

The Real Estate Group has been operating under the Belpointe brand beginning in 2012 where they sponsored three real estate investment vehicles.

**25 years**

Average Executive Experience

**$1B+** [3]

Multifamily and Mixed-Use Investment Experience

# Investment Strategy

1

## Ground -Up Multifamily Developments

Belpointe OZ continues to focus on ground-up multifamily developments and the acquisition of other QOFs with stabilized multifamily assets across the U.S.

2

## Geographic Locations

Belpointe OZ targets metropolitan areas and sub-markets within 75 miles of cities with significant employment and population growth. Belpointe OZ studies census data and through internal analysis and projections updates it to reflect current economic conditions and trends.

3

## Stabilized Asset Acquisitions

As the only publicly traded qualified opportunity zone fund, Belpointe OZ can acquire other QOFs and their stabilized assets without disrupting investors' opportunity zone tax benefits.

4

## Asset Classes and Strategic Locations

Belpointe OZ's strategy focuses on multifamily properties, driven by the societal shift towards renting versus homeownership. Belpointe OZ prioritizes infill developments that face more barriers to new supply and are close to employment and transportation hubs, ensuring strong top-line growth.

5

## Stringent Underwriting

Belpointe OZ's underwriting process is highly controlled, assessing asset location, demographics, risk factors, potential appreciation, and market fundamentals to mitigate risks and optimize returns.

# Case Study – Aster & Links

Aster & Links is a 424 unit, best-in-class multifamily community located in the high-growth downtown district of Sarasota, FL. Its location has a walkability score of 90, placing it within walking distance of shopping, dining, and cultural attractions.[4] The property is also close to major attractions like St. Armands Circle, Siesta Key Beach, Lido Key Beach, and Bayfront Park.

### Best Place to Live

11th Best Place to Live in the U.S.[5]

### Population Growth

10th Fastest-Growing Place in the U.S.[6]

### Middle Class Influx

38% Net Growth Rate Among Middle Income Americans[7]

### Best Place to Retire

18th Best Place to Retire[8]






SPROUTS

## Project Details

**Address:** 1991 Main Street, Sarasota, FL

**Residential Unit Count:** 424

**Retail sqft:** 51,000

**Status:** Lease-up

## Residential Units

424 luxury apartments with a mix of 1 to 4-bedroom apartments, including townhome-style penthouse units with 18' ceilings.[9]

These units are designed with high-end finishes and modern amenities to attract discerning residents.

## Retail Space

51,000 square feet of ground-floor retail space designed to accommodate a variety of tenants, creating a vibrant, bustling environment.

The anchor tenant, Sprouts Farmers Market®, occupies 23,000 square feet and is already open, driving traffic to the area.

For footnoted information, please refer to slide 17

# Case Study – Viv

Viv is a 269 unit, best-in-class multifamily community located in the high-growth EDGE district of St. Petersburg, FL. The project is approximately 61% complete, featuring high-end amenities, 335 parking spaces, and retail space. Positioned in the vibrant downtown, just 1 mile from the St. Pete Pier and half a mile from the $6.5 billion Historic Gas Plant District redevelopment project. Close to top cultural and recreational destinations, including restaurants, museums, and waterfront attractions.

**#2 Best Run Economy in the U.S.**

Ranked #2 Nationally in the Economy Category by WalletHub[10]

**#1 Florida Migration Destination**

Ranked the top Florida metro migration destination by Forbes Home[11]

**Work-Life Balance**

Recognized for work-life balance and opportunities for young professionals by Coworking Cafe[12]

**#3 Fiscally Fit City**

Tampa-St. Petersburg-Clearwater rated the #3 most fiscally fit metro area in the US. By BestPlaces[13]

**#3 Most Educated City**

Ranked #3 Most Educated City in the U.S. by Forbes Advisor[14]



### Project Details

**Address:** 1000 First Avenue N, St. Petersburg, FL

**Residential Unit Count:** 269

**Retail sqft:** 15,500

**Status:** Under Construction



### Residential Units

Two 15-story towers featuring 269 luxury apartment units. Unit configurations include studio, 1-bedroom, 2-bedroom, and 3-bedroom apartments. Designed with modern urban living in mind, offering spacious layouts, premium finishes, and stunning city views.



### Retail Space

Viv will feature 15,500 square feet of retail space, offering residents and the community access to shopping and dining within the building.

For footnoted information, please refer to slide 17

# Development Pipeline

Belpointe OZ is already executing on its pipeline of multifamily and mixed-use projects in high growth markets.

**$500M+**

In lease-up or under construction [13]

**4**

Cities

The portfolio spans key locations across the East Coast, focusing on high-growth areas in Connecticut, Tennessee, and Florida.

### Sarasota, FL

424 units in lease up + nearly 200 additional units planned

### St. Petersburg, FL

269 units under construction

### Nashville, TN

Nearly 2,000 units planned

### Storrs/Mansfield, CT

400+ units planned

# Development Pipeline: Continued

| Project Name | Location | Project Type | Residential Units | Status |
|---|---|---|---|---|
| Aster & Links | Sarasota, FL | Mixed-use | 424 | Lease-up |
| 1700 Main | Sarasota, FL | Mixed-use | 180 +/- | Pre-development |
| Viv | St. Petersburg, FL | Mixed-use | 269 | Under Construction (61+%) |
| 900 Eighth | Nashville, TN | Mixed-use | 300 +/- | Pre-development |
| East Nashville | Nashville, TN | Mixed-use | 1,300 +/- | Pre-development |
| 497-501 Middle | Mansfield, CT | Multifamily | 262 +/- | Pre-development |
| 1750 Storrs Road | Storrs, CT | Mixed-use | 120 +/- | Pre-development |

**2,500+**

Total Residential Units [14]

**$1.3B+**

Total Cost [14]

# Team

**Brandon Lacoff**

Chief Executive Officer

**Martin Lacoff**

Chief Strategy Officer

**Lori Wortz**

Chief Operating Officer

**Cody Laidlaw**

Chief Business Development Officer

Contact Me
IR@belpointeoz.com

**Eric Fenton**

Vice President of Development

**Ela Cole**

Vice President of Property Operations

**Adam Snitkoff, Esq.**

Vice President of Finance

# Investing with Belpointe OZ

## 1 Expertise

Belpointe OZ's management team has extensive in-house real estate management, construction and development expertise.[10]

## 2 Scale

Belpointe OZ has over $1.3 billion, in its development pipeline.[14]

## 3 Focus

Belpointe OZ's management team specializes in multifamily and mixed-use projects, with a particular emphasis on high-growth markets like St. Petersburg and Sarasota.

## 4 Track Record

Belpointe OZ's sponsor and its affiliates have facilitated or originated 13 real estate assets in three prior real estate programs.[15]

## 5 The Opportunity

Consider investing in a qualified opportunity fund (QOF) that is currently leasing a major asset that could be stabilized and potentially generating cashflow within the next 16 months and with Viv expected to begin leasing in 2025.

## 6 Market Leadership

Capitalize on Sarasota and St, Pete's, continued growth potential and Belpointe OZ's premier multifamily communities.

# Join Us in Investing in Belpointe OZ

**1**

## The Opportunity

Consider investing in a QOF currently leasing a major asset that could be stabilized and potentially generating cashflow within 16 months with another project well on its way to completion.

**2**

## Market Leadership

Capitalize on Sarasota and St, Pete's, continued growth potential and Belpointe OZ's premier multifamily communities.

**3**

## Learn More

Visit belpointeoz.com to learn more.


BELPOINTE OZ

Belpointe OZ
NYSE American: OZ

# Take the Next Step

1 **Contact Us by Clicking Here**

Reach out to our team with any questions or to obtain additional information and a copy of our most recent prospectus.

2 **Schedule a Tour**

Experience Aster & Links firsthand with a personalized property tour.

3 **Join Our Vision**

Consider becoming a part of Belpointe OZ's growth.

# Investor Relations Contact

**Email:**

IR@belpointeoz.com

**Phone:**

(203) 883-1944

**Websites:**

belpointeoz.com

**Headquarters:**

255 Glenville Road, Greenwich, CT 06831

# Notes to Slides

[1] On August 30, 2024, we announced that our net asset value as of June 30, 2024 was equal to $98.24 per Class A unit.

[2] Assets maintained through Belpointe Asset Management, LLC, a SEC registered investment advisor.

[3] Based on proprietary internal data maintained by Belpointe, LLC.

[4] Walk Score® for 1991 Main Street, Sarasota, Florida 34236, available at: walkscore.com/score/1991-main-st-sarasota-fl-34236 (last accessed November 14, 2024).

[5] U.S. News & World Report, Best Places to Live in the U.S. 2024-2025, available at: realestate.usnews.com/places/rankings/best-places-to-live?src=usn_pr (last accessed November 14, 2024).

[6] U.S. News & World Report, Fastest-Growing Places in the U.S. 2024-2025, available at: realestate.usnews.com/places/rankings/fastest-growing-places (last accessed November 14, 2024).

[7] HireAHelper, For Richer and For Poorer: How Moving Patterns of Americans Differ by Income Level (August 13, 2024), available at: blog.hireahelper.com/for-richer-and-for-poorer-how-moving-patterns-of-americans-differ-by-income-level (last accessed November 14, 2024).

[8] U.S. News & World Report, Best Places to Retire in the U.S. 2024-2025, available at: realestate.usnews.com/places/rankings/best-places-to-retire (last accessed November 14, 2024).

[9] See Aster & Links' floor plans, available at: asterandlinks.com/floorplans (last accessed November 14, 2024).

[10] WalletHub, Best- & Worst-Run Cities in America (2024), available at: wallethub.com/edu/best-run-cities/22869 (last accessed November 14, 2024).

[11] Forbes Home, Florida Moving Statistics That May Surprise You, Updated June 10, 2024, examining population and net migration totals for top metropolitan statistical areas (by highest population) in Florida, between 2020 and 2023, using data from the U.S. Census Bureau, available at: forbes.com/home-improvement/moving-services/florida-moving-statistics (last accessed November 14, 2024).

[12] CoworkingCafe, Shifting Gears: A Year-on-Year Review of America's Top Cities for Work/Life Balance & Mental Health, available at: coworkingcafe.com/blog/best-cities-for-work-life-balance (last accessed November 14, 2024).

[13] BestPlaces, Fiscally Fit Cities List, Top 50 Fiscally Fit Cities List, available at: coworkingcafe.com/blog/best-cities-for-work-life-balance (last accessed November 14, 2024).

[14] Forbes Advisor, What Are The Most Educated Cities In The U.S.? Top 100 Cities Ranked, available at forbes.com/advisor/education/student-resources/most-educated-cities (last accessed November 14, 2024).

[13] Based on internal estimates as of the period ended September 30, 2024, Belpointe OZ has in excess of an estimated $500 million of assets in its development pipeline.

[14] Based on internal estimates as of the period ended September 30, 2024, Belpointe OZ has over 2,500 units, representing approximate total project cost of over $1.3 billion, in its development pipeline.

[15] Belpointe OZ is externally managed by, Belpointe PREP Manager, LLC, a Delaware limited liability company, and an affiliate of Belpointe, LLC, our sponsor.

[16] As reported in the Prior Performance Tables included in Appendix A to Belpointe OZ's Registration Statements on Form S-11 (File Nos. 333-255424 and 333-271262).

# Important Information and Qualifications

Important Information and Qualifications Belpointe PREP has filed 2 registration statements (including a prospectus) with the U.S. Securities and Exchange Commission (the "SEC") for the offer and sale of up to $1,500,000,000 of Class A units representing limited liability interests in Belpointe PREP. You should read Belpointe PREP's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe PREP and the offering. Investing in Belpointe PREP's Class A units involves a high degree of risk, including a complete loss of investment. Prior to making an investment decision, you should carefully consider Belpointe PREP's investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in Belpointe PREP's Class A units. To view Belpointe PREP's most recent prospectus and other filings, which contain this and other important information, visit ww.sec.gov or www.belpointeoz.com. Alternatively, you may request Belpointe PREP send you the prospectus by calling (203) 883-1944 or emailing claidlaw@belpointe.com. Read the prospectus and the other documents that Belpointe PREP has filed with the SEC in their entirety before making an investment decision. This communication may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this communication is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe PREP's Class A units in any jurisdiction where it is unlawful to do so. This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe PREP's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe PREP does not intend to update any forward-looking statements to conform them to actual results or revised expectations.